File No. 70-____

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                                CSW ENERGY, INC.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                             CSW INTERNATIONAL, INC.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                  (Names of companies filing this statement and
                    addresses of principal executive offices)


                       CENTRAL AND SOUTH WEST CORPORATION
                 (Name of top registered holding company parent)

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                                 Terry D. Dennis
                                    President
                                CSW Energy, Inc.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                                 Terry D. Dennis
                                    President
                             CSW International, Inc.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                                 Joris M. Hogan
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                          New York, New York 10005-1413

                   (Names and addresses of agents for service)

                  Respectfully request that copies be sent to:

                                  Edwin F. Feo
                         Milbank, Tweed, Hadley & McCloy
                            601 South Figueroa Street
                                   30th Floor
                          Los Angeles, California 90017


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                  Central  and South West  Corporation,  a Delaware  corporation
("CSW")  and a  registered  holding  company  under the Public  Utility  Holding
Company Act of 1935, as amended (the "Act"), CSW Energy, Inc., a Texas corporation and wholly-owned nonutility subsidiary of CSW ("Energy"), and CSW International, Inc., a Delaware corporation and a wholly-owned nonutility
subsidiary  of  CSW  ("CSWI"  and,   collectively  with  CSW  and  Energy,   the
"Applicants"),   hereby  file  this  Form  U-1   Application-Declaration   (this
"Application-Declaration") to seek the authority of the Commission as set forth below.
                  In summary, the Applicants seek an order of the Commission under Section 13(b) of the Act, and Rules 83, 86, 87, 88, 90, 91 and 94 thereunder, authorizing Energy, CSWI and any subsidiary of an Applicant other than CSW's domestic operating utility subsidiaries (collectively, the "Operating Companies") from time to time to enter into agreements to provide energy-related services to associate companies at fair market prices. No such energy-related services will be rendered to an associate company unless one or more the following conditions are satisfied: (i) such associate company is an exempt wholesale generator, as defined in Section 32 of the Act ("EWG"), that derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States or is a foreign utility company, as defined in Section 33 of the Act ("FUCO" and, collectively with EWGs, "Exempt Projects"); (ii) such associate company is an EWG that sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC") or the appropriate state public utility commission, provided that the purchaser of energy produced by such associate company is not an Operating Company; (iii) such services are rendered to such associate company in respect of a "qualifying facility" ("QF"), as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing such electricity for their use not for resale, or to an electric utility company, other than an Operating Company, at the purchaser's "avoided cost" determined in accordance with the regulations promulgated by FERC under PURPA or at such other rates negotiated at arm's length with such electric utility company; (iv) such associate company is an EWG or a QF that sells electricity at rates approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity produced by such associate company is not an Operating Company or (v) such associate company is a subsidiary of an Applicant, the sole business of which is developing, owning and/or operating Exempt Projects or QFs described in clauses (i), (ii), (iii) or (iv) above and/or providing to such associate companies or third parties design, construction, engineering, operation, maintenance, management, administration, employment, tax, accounting, economic, financial, fuel, environmental, communications, energy conservation, demand side management, overhead efficiency, utility performance and electronic data processing services and software development and support services in connection therewith to Exempt Projects and (except for operation services) to foreign electric utility enterprises that are not Exempt Projects.
Item 1.  Description of Proposed Transaction.
         (1) History and Nature of Request. CSW is a registered holding company under the Act. Since 1990, CSW, directly or through Energy, has engaged in development activities to conduct preliminary studies of, to investigate, to research, to develop, to consult with respect to, and to agree to construct (such construction subject to further Commission authorization), QFs and independent power facilities, including EWGs.1 Since 1994, CSW, directly or through CSWI, has engaged in development and investment activities in Exempt Projects, and is authorized to provide design, construction, engineering, operation, maintenance, management, administration, employment, tax, accounting, economic, financial, fuel, environmental, communications, energy conservation, demand side management, overhead efficiency, utility performance and electronic data processing services and software development and support services in connection therewith to Exempt Projects and (except for operation services) to foreign electric utility enterprises that are not Exempt Projects.2
                  The Applicants now seek the approval of the Commission required under the Act: (i) for CSWI, Energy and any subsidiary of an Applicant other than any Operating Company from time to time to enter into agreements to provide energy-related services to associate companies at fair market prices and
(ii) for such other relief as may be required under the Act. The authority requested pursuant to this Application-Declaration constitutes new authority separate from the authority granted previously by the Commission to the Applicants.
                  The requested time limit of Commission authorization, within which the Applicants may engage in such activities, is until December 31, 2003. After such date, the Applicants request approval to retain and preserve any agreement entered into for the rendering of energy-related services by Energy, CSWI or any subsidiary of an Applicant other than any Operating Company, on or
prior   to   such    date    pursuant    to    authority    granted    by   this
Application-Declaration.
                  The transactions described in this Application-Declaration help to fulfill the goals of CSW's program to provide energy-related services that are derivative of the core business of the Operating Companies. New domestic and international business opportunities constitute a potential source of growth for the CSW system which would benefit CSW's ratepayers and shareholders. In order to take advantage of the expertise the CSW system has developed over its long history, the Applicants propose to participate in the transactions described in this Application-Declaration. If any future exemption under the Act provides the Applicants with greater latitude with respect to any
of  the   matters   for  which   authority   is   requested   pursuant  to  this
Application-Declaration, the Applicants intend to rely on that exemption rather than on any authority granted pursuant to this Application-Declaration.
                  (2) Associate Contracts. The Applicants seek authority of the Commission pursuant to Section 13(b) of the Act and Rules 83, 86, 87, 88, 90, 91 and 94 thereunder for CSWI, Energy and any subsidiary of an Applicant other than any Operating Company from time to time to enter into agreements to provide energy-related services to associate companies at fair market prices. No such energy-related services will be rendered to an associate company unless one or more the following conditions are satisfied: (i) such associate company is an EWG that derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States or is a FUCO; (ii) such associate company is an EWG that sells electricity at market-based rates which have been approved by the FERC or the appropriate state public utility commission, provided that the purchaser of energy produced by such associate company is not an Operating Company; (iii) such services are rendered to such associate company in respect of a QF that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing such electricity for their use not for resale, or to an electric utility company, other than an Operating Company, at the purchaser's "avoided cost" determined in accordance with the regulations promulgated by FERC under PURPA or at such other rates negotiated at arm's length with such electric utility company; (iv) such associate company is an EWG or a QF that sells electricity at rates approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity produced by such associate company is not an Operating Company or
(v) such associate company is a subsidiary of an Applicant, the sole business of which is developing, owning and/or operating Exempt Projects or QFs described in clauses (i), (ii), (iii) or (iv) above and/or providing to such associate
companies  or  third  parties  design,  construction,   engineering,  operation,
maintenance, management, administration, employment, tax, accounting, economic, financial, fuel, environmental, communications, energy conservation, demand side
management,   overhead  efficiency,  utility  performance  and  electronic  data processing services and software development and support services in connection therewith to Exempt Projects and (except for operation services) to foreign electric utility enterprises that are not Exempt Projects. None of the associate companies specified in clause (v) above that shall acquire services at
market-based    rates   pursuant   to   the   authority    sought   under   this
Application-Declaration will sell, or offer to sell, services to any Operating Company without additional Commission authority.
                  The Commission's authorization of fair market prices with regard to energy-related services rendered to an associate company shall not be binding on FERC or any state public-utility commission having jurisdiction over
rates  charged  by  any  such  associate  company.   The  Applicants  and  their
subsidiaries will not assert or take any position to the contrary in any administrative or judicial proceeding involving the determination of rates that may be charged by any such associate company.
                  In no event will the agreements for such goods or services contemplate as of the time of their execution and delivery that such goods or services will be provided at a price less than the cost to CSWI, Energy or any subsidiary of an Applicant other than any Operating Company (as the case may be) or at a price that would result in any subsidization of such associate company by CSWI, Energy or any such subsidiary. In no event will the provision of such services adversely affect the ratebase or the costs to ratepayers of any Operating Company.
Item 2.  Fees, Commissions and Expenses.
                  The estimate of the approximate amount of fees and expenses payable in connection with this Application-Declaration is as follows:
         Counsel fees
                  Milbank, Tweed, Hadley & McCloy.... 15,000.00

         Miscellaneous and incidental expenses
                  including travel, telephone,
                  postage and copying................  5,000.00

                       Total.........................$20,000.00

Item 3.  Applicable Statutory Provisions.
                  Section 13(b) of the Act, and Rules 83, 86, 87, 88, 90, 91 and 94 thereunder, are or may be applicable to the proposed transactions. Section 13(b) of the Act and Rules 83, 86, 87, 88, 90, 91 and 94 thereunder are or may be applicable to the rendering of services by CSWI, Energy or any subsidiary of an Applicant other than any Operating Company to associate companies, and the rationale of the Commission set forth in (i) HCAR No. 26322 (Entergy Corporation, et al. Memorandum Opinion and Supplemental Order) issued in File No. 70-8105, (ii) HCAR No. 26623 (Northeast Utilities, et al.) issued in File No. 70-8507, (iii) HCAR No. 26504 (New England Electric System, et al.) issued in File No. 70-8783, and (iv) HCAR No. 26216 (The Southern Company, et al.) issued in File No. 70-7932, is applicable to the rendering of services at fair market rates by CSWI, Energy or any such subsidiary to associate companies other than Operating Companies. To the extent any other sections of the Act, or rules thereunder, may be applicable to the proposed transactions, each of the Applicants hereby requests, for itself and its respective subsidiaries and associates, appropriate orders thereunder.
                  Rule 54 under the Act is satisfied because Rules 53(a), (b) and (c) are satisfied. As of August 14, 1997, CSW has invested approximately $913 million in the aggregate in Exempt Projects, or approximately 46% of $1,970 million, the average of CSW's consolidated retained earnings for the four consecutive quarters ended June 30, 1997, thus satisfying Rule 53(a)(1). CSW maintains in conformity with United States generally accepted accounting principles and makes available the books and records and financial statements required by Rule 53(a)(2). No more than 2% of the employees of the Operating Companies presently render services to any Exempt Project in which CSW owns an interest, satisfying Rule 53(a)(3). CSW submitted those documents required by Rule 53(a)(4) to be submitted. None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying such rule and making Rule 53(c) inapplicable.
Item 4.  Regulatory Approval.
                  No state or federal regulatory authority, other than the Commission under the Act, has jurisdiction over the proposed transaction.
Item 5.  Procedure.
                  It is requested that the Commission issue and publish no later than August 22, 1997, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than September 16, 1997, as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and the Commission enter not later than September 17, 1997, an appropriate order granting and permitting this Application-Declaration to become effective.
                  The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter in order that the transactions contemplated by this Application-Declaration may take place in the time period for the transactions contemplated hereby.
                  No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter, unless such Division opposes the matters covered hereby. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that such order be made effective immediately upon the entry thereof. Item 6. Exhibits and Financial Statements.
         Exhibit 1  - Proposed Notice of Proceeding.

         Exhibit 2 -  Financial  Statements  per book and pro
                      forma as of June 30, 1997 of CSW and Subsidiaries (consolidated), CSW and Energy and CSWI.

Item 7.  Information as to Environmental Effects.
                  The proposed transactions do not involve major federal action having a significant effect on the human environment. See Item 1. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.


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                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 21, 1997


                               CENTRAL AND SOUTH WEST CORPORATION


                               By:/s/WENDY G. HARGUS
                                   Wendy G. Hargus
                                   Treasurer



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                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 21, 1997


                                 CSW ENERGY, INC.

                                 By:/s/TERRY D. DENNIS
                                    Terry D. Dennis
                                    President and Chief Executive
                                    Officer

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 21, 1997

                                CSW INTERNATIONAL, INC.

                                By:/s/TERRY D. DENNIS
                                    Terry D. Dennis
                                    President and Chief Executive
                                    Officer

                                INDEX OF EXHIBITS

    EXHIBIT                                                 TRANSMISSION
    NUMBER                          EXHIBIT                    METHOD

     1             Proposed Notice of Proceeding.            Electronic

     2             Financial Statements per book and pro         ---
                   forma as of June 30, 1997 of CSW and
                   Subsidiaries  (consolidated),  CSW and
                   Energy and CSWI (to be filed by amendment).